UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit	Description

99.1	Press Release dated January 12, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: January 12, 2015	By:	/s/ David Schilansky
David Schilansky
Chief Financial Officer

Exhibit 99.1

DBV Technologies Announces Publication in

the Journal of Allergy and Clinical Immunology of Data Demonstrating

that Epicutaneous Immunotherapy may Influence the Natural History

of Allergy

—    Early treatment with EPIT® prevents anaphylaxis in a model of successive sensitizations

—    If confirmed in humans, these results may transform the management of pediatric allergies

BAGNEUX, France, January 12, 2015 – DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, announced today the publication of a set of experimental data in the Journal of Allergy and Clinical Immunology (JACI) demonstrating that early treatment with Epicutaneous Immunotherapy (EPIT®) using Viaskin® may induce protection from sensitization to other allergens. The pre-clinical data demonstrate that treatment with EPIT® could prevent further allergies by influencing the natural history of allergy via a Treg-dependent mechanism. This protective response induced by EPIT® is sustained after the end of treatment.

“These new data gives us a new perspective for the treatment of food allergy. This publication shows us the scope of applications for EPIT® in allergy, especially in young children, and we will continue to work on strengthening our understanding of EPIT’s mechanism of action with Viaskin®. If confirmed in Humans, this treatment could have the potential to fundamentally transform the management of the allergic disease.” said Dr. Pierre-Henri Benhamou, M.D., Chairman and CEO of DBV Technologies.

“We are proud to present this significant breakthrough in characterizing the immunomodulation and epigenetic modifications that are induced by EPIT®. This publication in a reference journal in the field of immunology and allergy encourages us to continue exploring the effect of EPIT and will help guide further clinical developments” said Lucie Mondoulet, PhD., Director of research of DBV Technologies.

In a murine model sensitized to a food allergen, EPIT® through the use of Viaskin® can treat the first allergy, while protecting against anaphylaxis caused by sensitization to other food or respiratory allergens. The experiment shows that EPIT-induced Tregs significantly modified the humoral and cellular response, reduced Th2 cytokines, decreased eosinophilic esophagus infiltration and suppressed airway hyper responsiveness (AHR) and anaphylaxis. Epigenetic results are also provided suggesting that Milk-EPIT enhanced the methylation level of the promoter region of GATA-3, which may explain the prevention of sensitization to peanut and house dust mites, as well as the sustained protective response that was observed.

As a conclusion, three major outcomes have emerged from this study:

•	Demonstration of the protective effect of EPIT® to the sensitization to further allergens.

•	Validation of the key role for regulatory T cells (Tregs) in the protection against further sensitizations.

•	Determination of a sustained protective response induced by EPIT® after the end of treatment.

This scientific publication, entitled “Specific epicutaneous immunotherapy prevents sensitization to new allergens in murine model”, is available online in the Journal of Allergy and Clinical Immunology (JACI): http://www.jacionline.org/inpress.

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About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment C of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT).

For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements about the safety and efficacy of Epicutenaous Immunotherapy (EPIT) via Viaskin, including the potential to prevent sensitizations in other allergens, the potential to induce a sustained protection effect and the potential to influence the natural history of allergy. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. In particular it should be noted that these data are preclinical in nature and have not been demonstrated in human subjects. The company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on October 22, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

David Schilansky Chief Operational Officer Tel. : +33(0)1 55 42 78 75 david.schilansky@dbv-technologies.com

Susanna Mesa VP Finance, US Investor Relations & Strategy Tel. : +1 917-346-3447 susanna.mesa@dbv-technologies.com	Nathalie Donne Director, Corporate Communication & Business Development Tel. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com

DBV IR and Media Contacts

Todd James U.S. Investor Relations The Trout Group Tel. : +1 646-378-2926 tjames@troutgroup.com	Marion Janic US Media Relations Rooney & Associates Tel. : +1-212-223-4017 mjanic@rooneyco.com

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